Fidelity National Financial, Inc.
                601 Riverside Avenue, Jacksonville, FL  32204
                tel 904.854.8155  fax 904.357.1024


[Graphic omitted]

FIDELITY
NATIONAL FINANCIAL



March 12, 2004


Via Facsimile
-------------
(202) 942-9533


Attn:  Steven Walker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:      Fidelity National Financial, Inc.
                  Request for Withdrawal of Form S-3 filed on March 2, 2004 File No.: 333-11317

Dear Mr. Walker:

                  Fidelity National Financial, Inc. requests a withdrawal of its registration statement on Form S-3 (File No. 333-11317) filed on March 2, 2004 pursuant to Rule 477 of the Securities Act of 1933. We are withdrawing this registration statement at the request of the Staff.

                  Furthermore, no securities were sold in connection with this registration statement. The registration statement has not been declared effective by the Commission.

                  Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the registration statement as soon as possible.

                  Please do not hesitate to call Linda Y. Kelso of Foley & Lardner LLP at (904) 359-2000 with any questions that you may have regarding this matter.

                                         Sincerely yours,

                                         FIDELITY NATIONAL FINANCIAL, INC.


                                         /s/ Todd C. Johnson
                                         ---------------------------------------
                                         By:   Todd C. Johnson
                                               Senior Vice President and
                                               Secretary